UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                          For the month of January 2006

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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Property Acquisition

On January 4, 2005, Strata Oil & Gas Inc (the "Company") entered into a series of leases with the government of the province of Alberta, Canada, pursuant to which the Company acquired the right to explore for potential oil sands opportunities on certain properties in the northern region of Alberta. The leases are known as Alberta Oil Sands Leases L0312, L0313, L0314, L0315, L0322, L0325, and L0326 (the "Properties"). The leases were sold to the Company pursuant to a public auction held by the government of Alberta. In consideration, the Company paid to the Alberta government CDN $101,100 upon entering into the leases and agreed to pay to the Alberta government an annual payment of either CDN $3.50 per hectare or CDN $50, whichever is greater.

The Properties consist of a total of 10,752 hectares (more than 26,000 acres) of land in a region of northern Alberta known as Peace River. The oil sands in the Peace River area tend to vary between 5 and 25 meters in thickness. The reservoir is the Bluesky Formation, and depth is between 500 and 700 meters. Production in the area, which was once thought to require expensive thermal operations, has now been shown to also support a conventional primary production model.

Regionally, the Peace River oil sands are part of Alberta's vast oil sands resource which covers approximately 54,363 square miles and four main regions:
Athabasca/Wabasca, Cold Lake, and Peace River. The Peace River region is estimated at more than 188 billion barrels. See Dr. Maurice Dusseault, Alberta Department of Energy, Cold Heavy Oil Production With Sand In The Canadian Heavy Oil Industry , March 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                    STRATA OIL & GAS INC.

                                                    By: __/s/ Manny Dhinsa_____
                                                    Name: Manny Dhinsa
                                                    Title: President

Date:    January 11, 2006